Revance Therapeutics, Inc.
7555 Gateway Boulevard
Newark, California 94560
October 28, 2015                                    VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler & Christina De Rosa

RE:	Revance Therapeutics, Inc. Registration Statement on Form S-3 File No. 333-207469
Acceleration Request
Requested Date:    November 2, 2015
Requested Time:     9:00 A.M. Eastern Time

Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on November 2, 2015, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.
In connection with this request, the Registrant acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Revance Therapeutics, Inc.

/s/ Lauren P. Silvernail
Lauren P. Silvernail
Chief Financial Officer and Executive Vice President, Corporate Development
cc:     L. Daniel Browne, Revance Therapeutics, Inc.
    Gordon K. Ho, Cooley LLP
    Mark B. Weeks, Cooley LLP